UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Sep/2023 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, LTM EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance (expense) income	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF EBITDA, ADJUSTED EBITDA, LTM EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF	10
LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF	11
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF,Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics
12
RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	15

GLOSSARY	16
3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.01 in Jan-Sep/2023 compared to R$/US$ 5.13 in Jan-Sep/2022).

Key Financial Information

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Sales revenues	75,302	94,303	(20.1)
Cost of Sales	(35,982)	(43,894)	(18.0)
Gross profit	39,320	50,409	(22.0)
Income (expenses)	(9,309)	(4,414)	110.9
Consolidated net income attributable to the shareholders of Petrobras	18,625	28,378	(34.4)
Net cash provided by operating activities	31,543	36,869	(14.4)
Adjusted EBITDA	38,944	52,314	(25.6)
Average Brent crude (US$/bbl) *	82.14	105.35	(22.0)
Average Domestic basic oil products price (US$/bbl)	99.97	124.23	(19.5)
* Source: Refinitiv.

US$ million	09.30.2023	12.31.2022	Change (%)
Gross Debt	60,997	53,799	13.4
Net Debt	43,725	41,516	5.3
Gross Debt/LTM Adjusted EBITDA ratio	1.15	0.81	42.0
Net Debt/LTM Adjusted EBITDA ratio	0.83	0.63	31.7

Sales Revenues

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Diesel	23,575	29,849	(21.0)
Gasoline	10,881	12,143	(10.4)
Liquefied petroleum gas (LPG)	2,722	3,978	(31.6)
Jet fuel	3,677	3,925	(6.3)
Naphtha	1,357	1,964	(30.9)
Fuel oil (including bunker fuel)	834	1,099	(24.1)
Other oil products	3,364	4,373	(23.1)
Subtotal Oil Products	46,410	57,331	(19.0)
Natural gas	4,307	5,691	(24.3)
Crude oil	3,997	6,418	(37.7)
Renewables and nitrogen products	62	230	(73.0)
Revenues from non-exercised rights	645	462	39.6
Electricity	423	543	(22.1)
Services, agency and others	797	799	(0.3)
Total domestic market	56,641	71,474	(20.8)
Exports	17,752	20,620	(13.9)
Crude oil	13,245	14,042	(5.7)
Fuel oil (including bunker fuel)	3,734	5,904	(36.8)
Other oil products and other products	773	674	14.7
Sales abroad *	909	2,209	(58.9)
Total foreign market	18,661	22,829	(18.3)
Sales revenues	75,302	94,303	(20.1)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 75,302 million for the period Jan-Sep/2023, a 20.1% decrease (US$ 19,001 million) when compared to US$ 94,303 million for the period Jan-Sep/2022, mainly due to:

(i)	a US$ 10,921 million decrease in domestic market oil products revenues, composed of a US$ 11,218 million decrease which relates to a decrease in average prices, partially offset by a US$ 297 million increase which relates to an increase in sales volumes;

(ii)	a US$ 797 million decrease in exported crude oil revenues, composed of a US$ 3,823 million decrease which relates to a decrease in average Brent crude prices, partially offset by a US$ 3,026 million increase which relates to an increase in sales volumes;

(iii)	a US$ 2,170 million decrease in exported fuel oil revenues, of which US$ 770 million relates to a decrease in sales volumes, and US$ 1,400 million relates to a decrease in average prices; and

(iv)	a US$ 2,421 million decrease in domestic market crude oil revenues, of which US$ 1,307 million relates to a decrease in average Brent crude prices and US$ 1,114 million relates to a decrease in sales volumes.

Cost of Sales

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Raw material, products for resale, materials and third-party services *	(18,164)	(22,868)	(20.6)
Depreciation, depletion and amortization	(7,740)	(7,993)	(3.2)
Production taxes	(8,853)	(11,794)	(24.9)
Employee compensation	(1,225)	(1,239)	(1.1)
Total	(35,982)	(43,894)	(18.0)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 35,982 million for the period Jan-Sep/2023, a 18.0% decrease (US$ 7,912 million) when compared to US$ 43,894 million for the period Jan-Sep/2022, mainly due to lower production taxes due to lower average Brent crude prices.

Income (Expenses)

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Selling expenses	(3,709)	(3,638)	2.0
General and administrative expenses	(1,140)	(956)	19.2
Exploration costs	(828)	(230)	260.0
Research and development expenses	(512)	(613)	(16.5)
Other taxes	(643)	(245)	162.4
Impairment of assets	(482)	(422)	14.2
Other income and expenses, net	(1,995)	1,690	-
Total	(9,309)	(4,414)	110.9

Selling expenses were US$ 3,709 million for the period Jan-Sep/2023, a 2.0% increase (US$ 71 million) compared to US$ 3,638 million for the period Jan-Sep/2022, mainly due to higher logistical expenses due to the increase in crude oil export volumes, partially compensated by the decrease in sales volumes of crude oil in the domestic market and fuel oil exported.

General and administrative expenses were US$ 1,140 million for the period Jan-Sep/2023, a 19.2% increase (US$ 184 million) compared to US$ 956 million for the period Jan-Sep/2022, mainly due to higher salary expenses due to the hiring of new employees and to inflationary effects over other employees, as well as higher expenses with software licenses related to cybersecurity.

Exploration costs were US$ 828 million for the period Jan-Sep/2023, a 260.0% increase (US$ 598 million) compared to US$ 230 million for the period Jan-Sep/2022, mainly due to: (i) exploration expenditures written off due to the economic unfeasibility of projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411, and C-M-413 in the Campos Basin (pre-salt layer), which were in the production development phase; and (ii) geological and geophysical expenses in the Brazilian Equatorial Margin region in order to obtain an environmental license in 2023.

5

Other taxes were US$ 643 million for the period Jan-Sep/2023, a 162.4% increase (US$ 398 million) compared to US$ 245 million for the period Jan-Sep/2022, mainly due to a 9.2% extraordinary taxation over exports of crude oil, pursuant to Provisional Measure No. 1,163/2023. This extraordinary taxation was temporary and only applicable for the period March to June 2023.

Impairment of assets were US$ 482 million for the period Jan-Sep/2023, a 14.2% increase (US$ 60 million) compared to US$ 422 million for the period Jan-Sep/2022, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 million impairment loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a. (from 7.1% p.a. in December 2022); and (iii) appreciation of the real against the dollar on estimated future cash flows.

Other income and expenses, net was a US$ 1,995 million expense in Jan-Sep/2023, a US$ 3,685 million change compared to the US$ 1,690 million income in Jan-Sep/2022, mainly due to the US$ 2,862 million income with the financial compensation from the co-participation agreements in bid areas (Sépia and Atapu fields) which occurred in Jan-Sep/2022.

Net finance (expense) income

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Finance income	1,581	1,396	13.3
Income from investments and marketable securities (Government Bonds)	1,211	872	38.9
Other finance income	370	524	(29.4)
Finance expenses	(2,875)	(2,506)	14.7
Interest on finance debt	(1,715)	(1,786)	(4.0)
Unwinding of discount on lease liability	(1,253)	(961)	30.4
Discount and premium on repurchase of debt securities	(2)	(120)	(98.3)
Capitalized borrowing costs	927	795	16.6
Unwinding of discount on the provision for decommissioning costs	(647)	(394)	64.2
Other finance expenses	(185)	(40)	362.5
Foreign exchange gains (losses) and indexation charges	(1,334)	(3,016)	(55.8)
Foreign exchange gains (losses), net	1,388	(1)	-
Reclassification of hedge accounting to the Statement of Income	(2,990)	(3,597)	(16.9)
Monetary restatement of anticipated dividends and dividends payable	(428)	118	-
Recoverable taxes inflation indexation income	113	74	52.7
Other foreign exchange gains and indexation charges, net	583	390	49.5
Total	(2,628)	(4,126)	(36.3)

Net finance income (expense) was an expense of US$ 2,628 million for the period Jan-Sep/2023, a decrease of US$ 1,498 million compared to an expense of US$ 4,126 million for the period Jan-Sep/2022, mainly due to:

•	foreign exchange gain of US$ 1,388 million in Jan-Sep/2023, as compared to a US$ 1 million loss in Jan-Sep/2022 reflecting a 4.0% appreciation of the real/US$ exchange rate in Jan-Sep/2023 (09/30/2023: R$ 5.01/US$, 12/31/2022: R$ 5.22/US$) compared to a 3.1% appreciation in Jan-Sep/2022 (09/30/2022: R$ 5.41/US$, 12/31/2021: R$ 5.58/US$), which applied to a higher average net liability exposure to the US$ during Jan-Sep/2023 than in Jan-Sep/2022.

Income tax expenses

Income tax was an expense of US$ 8,435 million in Jan-Sep/2023, compared to an expense of US$ 13,763 million in Jan-Sep/2022. The decrease was mainly due to lower net income before income taxes (US$ 27,148 million of income in Jan-Sep/2023 compared to a US$ 42,242 million income in Jan-Sep/2022), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 9,231 million in Jan-Sep/2023 compared to a US$ 14,361 million in Jan-Sep/2022.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 18,625 million for the period Jan-Sep/2023, a US$ 9,753 million decrease compared to a net income attributable to shareholders of Petrobras of US$ 28,378 million for the period Jan-Sep/2022, as explained above, mainly due to lower Brent prices reflected in our Gross profit (US$ 39,320 million in Jan-Sep/2023 compared to US$ 50,409 million in Jan-Sep/2022) and higher expenses (US$ 9,309 million of expenses in Jan-Sep/2023 compared to US$ 4,414 million of expenses in Jan-Sep/2022).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Exploration and Production	7,672	5,626	36.4
Refining, Transportation and Marketing	1,029	821	25.4
Gas and Power	143	251	(43.0)
Corporate and Other businesses	271	274	(1.1)
Total	9,115	6,972	30.7

In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Sep/2023, Capital expenditures in the E&P segment totaled US$ 7,672 million, representing 84.2% of the CAPEX of the Company, a 36.4% increase when compared to US$ 5,626 million in Jan-Sep/2022, mainly due to the development of large projects, especially the progress in the new FPSOs in Búzios field, located in the pre-salt layer of the Santos basin. CAPEX in Jan-Sep/2023 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 3,975 million); (ii) deepwater production development in the post-salt layer (US$ 1,173 million); and (iii) exploratory investments (US$ 571 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/2023	Jan-Sep/2022
Adjusted Cash and Cash Equivalents at the beginning of the period	12,283	11,117
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,287)	(650)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	-	13
Cash and cash equivalents at the beginning of the period	7,996	10,480
Net cash provided by operating activities	31,543	36,869
Acquisition of PP&E and intangibles assets	(8,520)	(6,020)
Acquisition of equity interests	(22)	(20)
Proceeds from disposal of assets – (Divestments)	3,564	3,915
Financial compensation from co-participation agreement	391	5,334
Dividends received	75	319
Divestment (Investment) in marketable securities	(215)	(1,615)
Net cash provided by (used in) investing activities	(4,727)	1,913
(=) Net cash provided by operating and investing activities	26,816	38,782
Proceeds from finance debt	1,300	2,530
Repayments of finance debt	(4,054)	(9,234)
Net change in finance debt	(2,754)	(6,704)
Repayment of lease liability	(4,494)	(4,006)
Dividends paid to shareholders of Petrobras	(15,234)	(33,671)
Dividends paid to non-controlling interest	(48)	(68)
Share repurchase program *	(197)	-
Changes in non-controlling interest	(102)	43
Net cash used in financing activities	(22,829)	(44,406)
Effect of exchange rate changes on cash and cash equivalents	127	(482)
Cash and cash equivalents at the end of the period	12,110	4,374
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	5,162	2,411
Cash and cash equivalents in companies classified as held for sale at the end of the period	-	-
Adjusted Cash and Cash Equivalents at the end of the period	17,272	6,785

Reconciliation of Free Cash Flow
Net cash provided by operating activities	31,543	36,869
Acquisition of PP&E and intangible assets	(8,520)	(6,020)
Acquisition of equity interests	(22)	(20)
Free Cash Flow **	23,001	30,829

* It includes US$ 59 thousand of transaction costs on the repurchase of shares.

**Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests. For comparative purposes, the amount of Jan-Sep/2022 has been adjusted in accordance with the new Policy.

As of September 30, 2023, the balance of Cash and cash equivalents was US$ 12,110 million and Adjusted Cash and Cash Equivalents totaled US$ 17,272 million.

The nine-month period ended September 30, 2023 had net cash provided by operating activities of US$ 31,543 million and positive Free Cash Flow of US$ 23,001 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 3,564 million, financial compensation from co-participation agreements of US$ 391 million and proceeds from finance debt of US$ 1,300 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 4,054 million; (b) repayment of lease liability of US$ 4,494 million; (c) dividends paid to shareholders of Petrobras of US$ 15,234 million; (d) share repurchase program of US$ 197 million; (e) acquisition of PP&E and intangibles assets of US$ 8,520 million; and (f) investment in marketable securities of US$ 215 million.

In the nine-month period ended September 30, 2023, the Company repaid several finance debts, in the aggregate amount of US$ 4,054 million.

In the same period, the Company raised funds from finance debt in the amount of US$ 1,300 million, mainly through the issuance of Global notes in the international capital market due in 2033 in the amount of US$ 1,235 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2023	12.31.2022	Change (%)
Capital Markets	17,769	16,957	4.8
Banking Market	8,863	9,672	(8.4)
Development banks	690	723	(4.6)
Export Credit Agencies	1,978	2,443	(19.0)
Others	162	159	1.9
Finance debt	29,462	29,954	(1.6)
Lease liability	31,535	23,845	32.2
Gross Debt	60,997	53,799	13.4
Adjusted Cash and Cash Equivalents	17,272	12,283	40.6
Net Debt	43,725	41,516	5.3
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	36%	37%	(2.7)
Average interest rate (% p.a.)	6.5	6.5	-
Weighted average maturity of outstanding debt (years)	11.43	12.07	(5.3)

As of September 30, 2023, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased 13.4% (US$ 7,198 million) to US$ 60,997 million as of September 30, 2023 from US$ 53,799 million as of December 31, 2022, mainly due to the higher lease liabilities in the period (a US$ 7,690 million increase) as a result of the entry into operation of FPSO Almirante Barroso, FPSO Anna Nery and FPSO Anita Garibaldi, partially offset by lower finance debt (with a US$ 492 million decrease in the period). Gross Debt was maintained in the range between US$ 50,000 million and US$ 65,000 million target defined in the 2023-2027 Strategic Plan, mainly due to debt prepayments and scheduled repayments.

As of September 30, 2023, Net Debt increased by 5.3% (US$ 2,209 million), reaching US$ 43,725 million, compared to US$ 41,516 million as of December 31, 2022.

9

RECONCILIATION OF EBITDA, ADJUSTED EBITDA, LTM EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance (expense) income, income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Net income	18,713	28,479	(34.3)
Net finance (expense) income	2,628	4,126	(36.3)
Income taxes	8,435	13,763	(38.7)
Depreciation, depletion and amortization	9,648	9,897	(2.5)
EBITDA	39,424	56,265	(29.9)
Results in equity-accounted investments	235	(373)	-
Impairment of assets (reversals)	482	422	14.2
Results on disposal/write-offs of assets	(1,150)	(1,138)	1.1
Results from co-participation agreements in bid areas	(47)	(2,862)	(98.4)
Adjusted EBITDA	38,944	52,314	(25.6)
Allowance for credit loss on trade and other receivables	49	42	16.7
Trade and other receivables	587	729	(19.5)
Inventories	1,132	(2,595)	-
Trade payables	(1,017)	(341)	198.2
Taxes payable	(8,085)	(11,196)	(27.8)
Others	(67)	(2,084)	(96.8)
Net cash provided by operating activities – OCF	31,543	36,869	(14.4)

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	09.30.2023	12.31.2022	Oct-Dec/2022	Jan-Mar/2023	Apr-Jun/2023	Jul-Sep/2023
Net income	26,989	36,755	8,276	7,370	5,859	5,484
Net finance (expense) income	2,342	3,840	(286)	622	21	1,985
Income taxes	11,442	16,770	3,007	3,596	2,576	2,263
Depreciation, depletion and amortization	12,969	13,218	3,321	2,924	3,249	3,475
EBITDA	53,742	70,583	14,318	14,512	11,705	13,207
Results in equity-accounted investments	357	(251)	122	(35)	22	248
Impairment of assets	1,375	1,315	893	3	401	78
Results on disposal/write-offs of assets	(1,156)	(1,144)	(6)	(496)	(691)	37
Results from co-participation agreements in bid areas	(1,471)	(4,286)	(1,424)	(28)	-	(19)
Adjusted EBITDA	52,847	66,217	13,903	13,956	11,437	13,551
Allowance for credit loss on trade and other receivables	72	65	23	24	10	15
Trade and other receivables	213	355	(374)	412	763	(588)
Inventories	2,510	(1,217)	1,378	989	91	52
Trade payables	(1,035)	(359)	(18)	(478)	187	(726)
Taxes payable	(10,846)	(13,957)	(2,761)	(4,497)	(2,769)	(819)
Others	630	(1,387)	697	(59)	(77)	69
Net cash provided by operating activities -OCF	44,391	49,717	12,848	10,347	9,642	11,554

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net Debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2023-2027.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	09.30.2023	12.31.2022
Cash and cash equivalents	12,110	7,996
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	5,162	4,287
Adjusted Cash and Cash equivalents	17,272	12,283
Finance debt	29,462	29,954
Lease liability	31,535	23,845
Current and non-current debt - Gross Debt	60,997	53,799
Net Debt	43,725	41,516
Net cash provided by operating activities - LTM OCF	44,391	49,717
Allowance for credit loss on trade and other receivables	(72)	(65)
Trade and other receivables	(213)	(355)
Inventories	(2,510)	1,217
Trade payables	1,035	359
Taxes payable	10,846	13,957
Others	(630)	1,387
LTM Adjusted EBITDA	52,847	66,217
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.10	0.92
Gross Debt/LTM Adjusted EBITDA ratio	1.15	0.81
Net Debt/LTM Adjusted EBITDA ratio	0.83	0.63

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Sales revenues	48,374	60,917	(20.6)
Gross profit	28,732	37,638	(23.7)
Income (Expenses)	(1,837)	2,006	-
Operating income	26,895	39,644	(32.2)
Net income attributable to the shareholders of Petrobras	17,719	26,322	(32.7)
Average Brent crude (US$/bbl)	82.14	105.35	(22.0)
Production taxes – Brazil	8,856	11,704	(24.3)
Royalties	5,144	6,424	(19.9)
Special Participation	3,677	5,244	(29.9)
Retention of areas	35	37	(5.4)

[1]

In the period Jan-Sep/2023, gross profit for the E&P segment was US$28,732 million, a decrease of 23.7% in relation to the period Jan-Sep/2022, due to lower sales revenues, which reflect mainly lower average Brent crude prices.

Operating income was US$ 26,895 million in the Jan-Sep/2023 period, a decrease of 32.2% compared to the Jan-Sep/2022 period, mainly due to the decrease in Brent prices, higher exploration expenses as a result of losses on write-offs related to exploratory blocks, due to production development projects proving economically unfeasible and higher tax expenses related to oil export operations. In addition to the gain from Sépia and Atapu co-participation agreement in the period Jan-Sep/2022 which had no equivalent in Jan-Sep/2023.

In the period Jan-Sep/2023, the decrease in production taxes was caused primarily by the reduction in Brent prices, in relation to the Jan-Sep/2022 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Crude oil, NGL and natural gas – Brazil	2,696	2,660	1.4
Crude oil and NGL (mbbl/d)	2,188	2,153	1.6
Natural gas (mboed)	508	507	0.2
Crude oil, NGL and natural gas – Abroad	35	37	(5.4)
Total (mboed)	2,731	2,697	1.3

Production of crude oil, NGL and natural gas was 2,731 mboed in the period Jan-Sep/2023, representing an increase of 1.3% compared to Jan-Sep/2022, mainly due to the ramp up of platforms FPSO Guanabara (Mero field), P-68 (Berbigão and Sururu fields) and start of production of P-71 (Itapu field), FPSO Almirante Barroso (Búzios field), FPSO Anna Nery (Marlim field) and FPSO Anita Garibaldi (Marlim and Voador fields), in addition to the start of production from new wells in the Campos and Santos Basins. This was partially offset by co-participation agreements in Atapu, Búzios and Sépia, natural decline and demobilization of platforms for revitalization of mature fields and divestments.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Sales revenues	69,590	85,989	(19.1)
Gross profit	6,994	11,048	(36.7)
Income (Expenses)	(3,120)	(2,263)	37.9
Operating income	3,874	8,785	(55.9)
Net income attributable to the shareholders of Petrobras	2,325	5,952	(60.9)
Average refining cost (US$ / barrel) – Brazil	2.25	1.93	16.6
Average domestic basic oil products price (US$/bbl)	99.97	124.23	(19.5)

In the period Jan-Sep/2023, Refining, Transportation and Marketing gross profit was US$ 4,054 million lower than in the period Jan-Sep/2022 mainly due to a decrease in international margins, especially diesel, and to the effect of depreciation of Brent prices which resulted in a decrease of gross profit margin as realized inventory was purchased earlier at higher prices, in contrast to the effect of the Brent price appreciation during the period Jan-Sep/2022.

The operating income for the period Jan-Sep/2023 reflects lower gross profit and an increase of expenses, mainly sale expenses due to higher costs with chartering ships, impairment losses related to the RNEST refinery and expenses with compensation for the termination of a vessel charter agreement.

The average refining cost in the period Jan-Sep/2023 was US$ 2.25/bbl, 16.6% higher than in the period Jan-Sep/2022, mainly due to personnel and services costs following inflationary effects and increased scope of third-party services with higher expenses on maintenance and conservation services. The volume of oil processed in the period Jan-Sep/2023 was slightly above the period Jan-Sep/2022, even with the divestment of the REMAN refinery which represented approximately 1.8% of oil input in 2022.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Total production volume	1,763	1,749	0.8
Domestic sales volume	1,747	1,739	0.5
Reference feedstock	1,835	1,897	(3.3)
Refining plants utilization factor (%)	91%	88%	3.4
Processed feedstock (excluding NGL)	1,637	1,630	0.4
Processed feedstock	1,685	1,675	0.6
Domestic crude oil as % of total	91%	91%	-

Domestic sales in the period Jan-Sep/2023 were 1,747 mbbl/d, an increase of 0.5% compared to Jan-Sep/2022.

Gasoline sales volume increased 7.0% in Jan-Sep/2023 compared to Jan-Sep/2022 due to the higher competitiveness in price compared to hydrous ethanol. Jet Fuel increased 7.0% in Jan-Sep/2023 mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Sep/2022, resulting from the restrictive travel measures associated with the pandemic.

Naphta had an 11.1% reduction in sales volume in Jan-Sep/2023 compared to Jan-Sep/2022 due to lower demand. Liquefied Petroleum Gas had a 1.9% reduction in sales in Jan-Sep/2023 compared to Jan-Sep/2022 due to higher imports and production from third parties. Fuel Oil had a 9.6 % reduction in sales in Jan-Sep/2023 compared to Jan-Sep/2022 due to the growth of alternative fuels and lower demand for thermoelectric generation.

Total production of oil products for the period Jan-Sep/2023 was 1,763 mbbl/d, 0.8% higher than Jan-Sep/2022. The increase in production resulted from a higher utilization of our refineries despite the divestment of REMAN.

Processed feedstock for the period Jan-Sep/2023 was 1,685 mbbl/d, 0.6% more than Jan-Sep/2022.

14

Gas and Power

Financial information

US$ million	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Sales revenues	8,250	11,247	(26.6)
Gross profit	3,991	3,350	19.1
Income (expenses)	(2,450)	(2,258)	8.5
Operating income (loss)	1,541	1,092	41.1
Net income (loss) attributable to the shareholders of Petrobras	978	719	36.0
Average natural gas sales price – Brazil (US$/bbl)	70.16	67.02	4.7

In Jan-Sep/2023, the sales revenues reduction in relation to Jan-Sep/2022 was due to the lower volume of natural gas sold to the thermoelectric and non-thermoelectric markets, as well as the lower thermoelectric generation.

Despite the decrease in sales revenues, the gross profit of the Gas and Power segment was US$ 3,991 million, 19.1% higher than Jan-Sep/2022, mainly due to lower acquisition costs for natural gas due to lower LNG regasification.

In addition, the higher gross profit in Jan-Sep/2023 contributed to the higher operating income, despite the increase in expenses compared to Jan-Sep/2022.

Operational information

	Jan-Sep/2023	Jan-Sep/2022	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	1,655	2,053	(19.4)
Sale of electricity - average MW	398	732	(45.6)
National gas delivered - million m³/day	33	35	(5.7)
Regasification of liquefied natural gas - million m³/day	1	7	(85.7)
Import of natural gas from Bolivia - million m³/day	16	17	(5.9)
Natural gas sales and for internal consumption - million m³/day	49	59	(16.9)

In Jan-Sep/2023, electricity generation by Petrobras decreased by 45.6% compared to Jan-Sep/2022, due to the increase in the level of hydroelectric plants’ reservoirs in Brazil. In this scenario, power generation was used mainly to supply Petrobras' internal energy demand, as well as for one-off opportunities to export to Argentina. There was also a reduction in the volume of thermal availability at auctions (ACR), due to the expiration of contracts.

The supply of national gas decreased by 5.7% compared to Jan-Sep/2022 due to the reduction in the volume purchased by Petrobras from third parties, with the expiration of some purchase contracts.

When comparing Jan-Sep/2023 and Jan-Sep/2022, there was a reduction in the volume of natural gas imported (from Bolivia and LNG), due to lower demand.

Natural gas sales in Jan-Sep/2023 were 16.9% lower than Jan-Sep/2022, due to lower demand in the thermoelectric and non-thermoelectric markets, the latter driven by increased third-party participation in the natural gas market.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance (expense) income, income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM EBITDA –EBITDA for the last twelve months.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer